Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES OF SUNOCO LP

(in thousands, except ratios)

(Unaudited)

On October 1, 2014, we acquired 100% of the membership interests of MACS. On April 1, 2015, we acquired a 31.58% membership interest and a 50.1% voting interest in Sunoco LLC. On July 31, 2015, we acquired 100% of the issued and outstanding shares of capital stock of Susser Holdings Corporation (“Susser”). Finally, on March 31, 2016, we acquired the remaining 68.42% membership interest and 49.9% voting interest in Sunoco LLC as well as 100% of the issued and outstanding membership interest in Sunoco Retail. Results of operations for the MACS, Sunoco LLC, Susser and Sunoco Retail acquisitions have been deemed transactions between entities under common control, and accordingly, have been included in our consolidated results of operations since September 1, 2014, the date of common control.

The following table set forth our ratios of earnings to fixed charges for the periods presented:

	Year ended December 31,								Six Months Ended
	2012		2013		2014 (1)		2015		June 30, 2016
Earnings:
Consolidated pretax income from continuing operations	$22,603		$37,467		$49,327		$245,758		$216,002
Fixed charges	1,968		3,660		28,144		134,449		101,824

Total earnings available for fixed charges	$24,571		$41,127		$77,471		$380,207		$317,826

Fixed Charges:
Interest expense	$940		$3,356		$13,580		$86,824		$78,122
Capitalized interest	—		—		284		1,008		670
Estimated interest portion of rent expense	1,028		304		14,280		46,617		23,032

Total fixed charges	$1,968		$3,660		$28,144		$134,449		$101,824
Ratio of earnings to fixed charges	12.49	x	11.24	x	2.75	x	2.83	x	3.12	x

(1)	For the year ended December 31, 2014, we have combined the Predecessor Period and the Successor Period and presented the unaudited financial data on a combined basis for comparative purposes.